UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 3, 2025

CROWN PROPTECH ACQUISITIONS

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40017	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

40 West 57th Street, 29th Floor New York, NY	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 796-4796

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, par value $0.0001	CPTKW	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclose

As previously disclosed, on January 7, 2025, Crown PropTech Acquisitions, (“CPTK”) entered into a non-binding letter of intent (as amended on March 23, 2025 and April 29, 2025, the “LOI”) with wholly owned subsidiaries of Mkango Resources Ltd. (“Mkango”) related to a potential business combination transaction. The LOI was subsequently amended on May 22, 2025 to, among other things, extend exclusivity through June 30, 2025. CPTK and Mkango continue to work together and negotiate in good faith to finalize and execute definitive documentation related to a potential business combination (the “Merger”).

On June 3, 2025, Mkango issued a press release announcing that its wholly owned subsidiary, Lancaster Exploration Limited (“Lancaster”), had entered into a $750,000 Note Purchase Agreement (the “NPA”) with one sponsor (the “F-4 Note Investor”) and an affiliate of the other sponsor (the “BCA Note Investor”) of CPTK in connection with the Merger.

Pursuant to the NPA, Lancaster has agreed to issue and sell two convertible promissory notes, one to the BCA Note Investor in a principal amount of $500,000 (the “BCA Note”) and one to the F-4 Note Investor in a principal amount of $250,000 (the “Form F-4 Note”), upon the satisfaction of different sets of conditions.

The BCA Note Investor has deposited $500,000 into escrow pursuant to that certain Escrow Agreement, dated June 2, 2025, by and among Lancaster, CPTK, the BCA Investor and Continental Stock Transfer & Trust Company, as escrow agent, with the release of such $500,000 to Lancaster pending the satisfaction of certain conditions, including the execution of a definitive business combination agreement for the Merger (the “BCA”) and approval by the TSX Venture Exchange (“TSX-V”) of the potential conversion of the BCA Note into shares of Lancaster.

The Form F-4 Note is expected to be issued following the execution of the BCA and, subject to TSX-V approval of the potential conversion of the Form F-4 Note into shares of Lancaster, upon the submission of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) covering the issuance of share consideration pursuant to the Merger.

A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CPTK under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the Merger, Lancaster and CPTK will prepare a registration statement, including a proxy statement/prospectus, to be filed with the SEC. The proxy statement/prospectus will be mailed to CPTK’s shareholders. CPTK urges investors and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Merger. Such persons can also read CPTK’s filings with the SEC for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The proxy statement statement/prospectus, once available, can be obtained, without charge, at the SEC’s web site at www.sec.gov. In addition, the documents filed by Lancaster and CPTK may be obtained free of charge by directing a request to Michael Minnick, Chief Executive Officer, 40 West 57th Street, 29th Floor New York, NY, or by telephone at (212) 796-4796.

Participants in the Solicitation

Lancaster and CPTK and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CPTK’s shareholders in connection with the Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of CPTK’s directors and officers in CPTK’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CPTK’s shareholders in connection with the Merger will be set forth in the proxy statement/prospectus for the Merger when available. Information concerning the interests of Lancaster’s and CPTK’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Merger when it becomes available.

Forward-Looking Statements

This Report includes “forward-looking statements” with respect to CPTK, Mkango and Lancaster. The expectations, estimates, and projections of the businesses of such parties may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, whether the BCA will be executed, whether the TSX-V will consent to the conversion of the Notes for shares of Lancaster and whether Nasdaq will approve the listing of shares of Lancaster. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of the parties and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the term sheet, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the shareholders of CPTK or other conditions to closing; (4) the inability to obtain or maintain the listing of the post-transaction company’s shares on Nasdaq or another national securities exchange following the proposed transaction; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in documents filed or to be filed with the SEC by CPTK and Lancaster. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The parties do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by the parties’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of the parties’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that the parties will, or are likely to, generate going forward.

No Offer or Solicitation

This Report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Merger. This Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press Release, dated June 3, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Crown Proptech Acquisitions
Date: June 3, 2025
	By:	/s/ Michael Minnick
	Name:	Michael Minnick
	Title:	Chief Executive Officer

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